                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                          National Mercantile Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   636912107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Matthew B. Krush
                              Faegre & Benson LLP
                            2200 Wells Fargo Center
                              90 South 7th Street
                          Minneapolis, Minnesota 55402
                                 (612) 766-7000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 14, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
     13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 636912107               13D                          PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carl R. Pohlad, Trustee of the Revocable Trust of Carl R. Pohlad Created
    U/A dated 6/28/91 as Amended
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    154,999
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    154,999
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.55%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 636912107               13D                          PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Eloise O. Pohlad, Trustee of the Revocable Trust of Eloise O. Pohlad Created U/A dated 6/28/91, as Amended
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    154,999
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    154,999
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.55%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 636912107               13D                          PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    James O. Pohlad
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    387,363
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    387,363
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,363
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 636912107               13D                          PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert C. Pohlad
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    387,364
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    387,364
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,364
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 636912107               13D                          PAGE 6 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William M. Pohlad
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    387,364
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    387,364
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,364
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

         Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 16, 2001, as amended by Amendment Number 1 to Schedule 13D filed on December 12, 2001 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Pursuant to a Series B Convertible Perpetual Preferred Stock Purchase Agreement dated as of December 14, 2001, by and among the Issuer and James O. Pohlad, Robert C. Pohlad and William M. Pohlad, the Issuer sold (i) 334 shares of its Series B Convertible Perpetual Preferred Stock (the "Series B Preferred") to James O. Pohlad, (ii) 333 shares of its Series B Preferred to Robert C. Pohlad and (iii) 333 shares of its Series B Preferred to William M. Pohlad for a purchase price of $1,000 per share in cash.

         The Series B Preferred is convertible into common stock of the Issuer upon the earlier of (i) June 30, 2005 and (ii) the following events: the execution of a definitive agreement relating to a merger, consolidation or reorganization of the Issuer with or into any other entity or entities in which the holders of the Issuer's capital stock receive cash, property or securities (other than securities issued by any party to the merger, consolidation or reorganization which result in the holders of the Issuer's voting capital stock prior to the merger, consolidation or reorganization holding not less than 66.67% of the voting power of the surviving entity), or the execution of a definitive agreement relating to any sale, transfer or other disposition of all or substantially all the Issuer's assets, or adoption of any plan or arrangement relating to dissolution or liquidation of the Issuer.

         Pursuant to a Promissory Note dated December 14, 2001, Carl R. Pohlad Trustee of the Revocable Trust No. 2 of Carl R. Pohlad Created Under Agreement dated May 28, 1993, an affiliate of one of the Reporting Persons, loaned Five Million Dollars to the Issuer. The interest rate under the Note is a variable rate equal to the Prime Rate published in the Wall Street Journal. The principal amount and interest were payable upon demand. The principal amount and accrued interest was repaid by the Issuer as of the date hereof.

         Each of the Reporting Persons acquired the shares of Preferred Stock, Common Stock and Series B Preferred such Reporting Person presently owns (the "Mercantile Stock") for investment. While none of the Reporting Persons have any contract or agreement to purchase shares of Mercantile Stock from any person, depending on various factors, including the Issuer's business affairs, prospects, financial position, price levels of shares of Mercantile Stock, conditions in the securities markets, general economic and industry conditions as well as other opportunities available to the Reporting Persons, and subject to applicable restrictions in the Issuer's Articles of Incorporation, a Reporting Person will take such actions with respect to such Reporting Person's investment in the Issuer, including the purchase of additional shares through open market purchases or privately negotiated transactions, tender offer or otherwise, as such Reporting Person deems appropriate in light of the circumstances existing from time to time. Each Reporting Person may, and reserves the right to, sell some or all holdings of Mercantile Stock in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

         Except as set forth below, none of the Reporting Persons has any plans or proposals which would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.


                                                                          7 of 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding two new paragraphs following the last paragraph of Item 6 as follows:

         As further described in Item 4 above, pursuant to a Series B Convertible Perpetual Preferred Stock Purchase Agreement dated as of December 14, 2001, certain of the Reporting Persons purchased 1,000 shares of the Issuer's Series B Preferred for a total purchase price of $1,000,000 in cash.

         As further described in Item 4 above, pursuant to a Promissory Note dated December 14, 2001 Carl R. Pohlad Trustee of the Revocable Trust No. 2 of Carl R. Pohlad Created Under Agreement dated May 28, 1993, an affiliate of one of the Reporting Persons, loaned Five Million Dollars to the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by adding two new paragraphs following the last paragraph of Item 7 as follows:

99.8 Series B Convertible Perpetual Preferred Stock Purchase Agreement dated as of December 14, 2001, by and among the Issuer and James O. Pohlad, Robert C. Pohlad and William M. Pohlad.

99.9 Promissory Note dated December 14, 2001, with a principal amount of Five Million Dollars from the Issuer to Carl R. Pohlad Trustee of the Revocable Trust No. 2 of Carl R. Pohlad Created Under Agreement dated May 28, 1993.

                                                                          8 of 9

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 17, 2001                       /s/ Carl R. Pohlad
--------------------------              ----------------------------------------
           Date                                        Signature

                                        Carl R. Pohlad, Trustee of Revocable
                                        Trust of Carl R. Pohlad Created U/A
                                        dated 6/28/91, as amended
                                        ----------------------------------------
                                                       Name/Title

                                        /s/ Eloise O. Pohlad
                                        ----------------------------------------
                                                       Signature

                                        Eloise O. Pohlad, Trustee of Revocable
                                        Trust of Eloise O. Pohlad Created U/A
                                        dated 6/28/91, as amended
                                        ----------------------------------------
                                                       Name/Title


                                        /s/ James O. Pohlad
                                        ----------------------------------------
                                                     James O. Pohlad


                                        /s/ Robert C. Pohlad
                                        ----------------------------------------
                                                    Robert C. Pohlad


                                        /s/ William M. Pohlad
                                        ----------------------------------------
                                                    William M. Pohlad